

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

Matthew Korenberg
Chief Financial Officer
Ligand Pharmaceuticals Inc.
3911 Sorrento Valley Boulevard, Suite 110
San Diego, CA 92121

Re: Ligand Pharmaceuticals Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-33093

Dear Mr. Korenberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1.   Please tell us the extent to which each of the increases in royalty income during the year ended December 31, 2016 and the nine months ended September 30, 2017 for Promacta/Revolade, Kyprolis and Evomela was due to volume versus price increases in sales of these products.

1. Basis of Presentation and Summary of Significant Accounting Policies
Commercial License Rights, page 53

2.   Please provide us with a full description of your accounting for your acquired

commercial license rights including your basis for recognition, measurement (initial and subsequent), and classification with reference to authoritative literature.

Notes to Consolidated Financial Statements
2. Investment in Viking, page 56

3.   Please tell us why you have not provided the financial statements required by rule 3-09 of Regulation S-X and the disclosures required by rule 4-08(g) of Regulation S-X, and with respect to your interim financial statements included in Form 10-Q, the disclosures required by rule 10-01(b)(1) of Regulation S-X.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jacob Luxenburg at (202) 551-2339 or Jim Rosenberg at (202) 551-3679 with any other questions.

                                Division of Corporation Finance
                                Office of Healthcare & Insurance